Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276525

SUPPLEMENT DATED SEPTEMBER 18, 2024 TO PROXY STATEMENT/PROSPECTUS DATED APRIL 2, 2024

This document is a supplement dated September 18, 2024 (“Supplement”) to the proxy statement/prospectus dated April 2, 2024 and first mailed to shareholders of Vista Outdoor Inc. (“Vista Outdoor” or the “Company”) on or about April 9, 2024. That proxy statement/prospectus was supplemented by earlier supplements dated May 28, 2024, June 10, 2024, July 8, 2024 and July 24, 2024 and, as supplemented, is referred to herein as the Proxy Statement/Prospectus.

INTRODUCTION AND EXPLANATORY NOTE

Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. Except as described in this Supplement, the information provided in the Proxy Statement/Prospectus relating to the Transaction continues to apply. This Supplement and the documents referred to in this Supplement should be read in conjunction with the Proxy Statement/Prospectus, the annexes and exhibits to the Proxy Statement/Prospectus and the documents referred to in the Proxy Statement/Prospectus, each of which should be read in its entirety. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus.

As previously disclosed, on October 15, 2023, Vista Outdoor entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc. (“Merger Sub Parent”), CSG Elevate III Inc., a wholly owned subsidiary of Merger Sub Parent (“Merger Sub”), and, solely for the purposes of specific provisions therein, CZECHOSLOVAK GROUP a.s. (“CSG”), pursuant to which, on the terms and conditions set forth therein and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Vista Outdoor with Vista Outdoor surviving the merger as a wholly owned subsidiary of Merger Sub Parent (the “Merger” and, together with the other transactions contemplated by the Merger Agreement and the related transaction documents, in each case, as amended from time to time, the “Transaction”), which was amended by the Parties on May 27, 2024 (such amendment, the “First Merger Agreement Amendment”), on June 23, 2024 (the “Second Merger Agreement Amendment”), on July 7, 2024 (the “Third Merger Agreement Amendment”) and on July 21, 2024 (the “Fourth Merger Agreement Amendment”). As disclosed by Vista Outdoor on a Current Report on Form 8-K filed on September 13, 2024, on September 12, 2024, the Parties entered into the fifth amendment to the Merger Agreement (the “Fifth Merger Agreement Amendment”). The Fifth Merger Agreement Amendment provides that (i) immediately prior to Closing, Merger Sub Parent will purchase from Vista Outdoor a number of shares of Revelyst Common Stock equal to 7.5% of the fully diluted outstanding shares of Revelyst Common Stock as of the Closing (after giving effect to the Contribution including, for the avoidance of doubt, the shares of Revelyst Common Stock to be transferred by Vista Outdoor to Merger Sub Parent) (the “Revelyst Purchased Shares”) for an aggregate purchase price of $150,000,000 (the “Revelyst Purchased Shares Purchase Price”) and (ii) increases the Cash Consideration from $24.00 to $28.00 in cash per share of Vista Outdoor Common Stock. The Vista Outdoor Board approved the Fifth Merger Agreement Amendment after careful consideration and deliberation and determined that the Merger Agreement and the Transaction, in each case as amended by the First Merger Agreement Amendment, the Second Merger Agreement Amendment, the Third Merger Agreement Amendment, the Fourth Merger Agreement Amendment and the Fifth Merger Agreement Amendment, are advisable and fair to and in the best interests of the Company and the stockholders of the Company.

If you need another copy of the Proxy Statement/Prospectus, please contact Broadridge Investor Communications Solutions at 800-542-1061. The Proxy Statement/Prospectus may also be found on the Internet at www.sec.gov and on the website of the Company, located at www.vistaoutdoor.com.

The virtual special meeting of Vista Outdoor stockholders (the “Special Meeting”) will be held on September 27, 2024 at 9:00am (Central Time). The record date for the special meeting is April 1, 2024.

Stockholders who wish to attend the virtual Special Meeting on September 27, 2024 may access the meeting via the following link: www.virtualshareholdermeeting.com/VSTO2024SM

Stockholders accessing the link will then be prompted to enter the 16-digit control number included in their proxy card, or in the instructions provided by their bank, broker or other financial intermediary (for those who hold their shares in “street name”). Once admitted to the Special Meeting, stockholders will be able to vote their shares electronically and submit any questions during the meeting.

UPDATES TO “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”

The following questions and answers address briefly some questions Vista Outdoor stockholders may have regarding the Fifth Merger Agreement Amendment. This section does not contain all the information that is important to you, nor is this section meant to be a substitute for the information contained in the remainder of this Supplement or the Proxy Statement/Prospectus. The information in this section is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Supplement and the Proxy Statement/Prospectus. We urge you to read both this Supplement and the Proxy Statement/Prospectus carefully, including the information incorporated by reference into this Supplement and the Proxy Statement/Prospectus.

Q:What consideration will Vista Outdoor stockholders receive if the Transaction is completed?

A: At the Effective Time, each share of Vista Outdoor Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any such shares of Vista Outdoor Common Stock held by Vista Outdoor, its subsidiaries or Merger Sub Parent and (ii) any Appraisal Shares) will be converted into the right to receive (a) one fully paid and non-assessable share of Revelyst Common Stock and (b) $28.00 in cash (the “Cash Consideration”), in each case, per share of Vista Outdoor Common Stock.

At the time of the Closing, after giving effect to the contribution from Vista Outdoor and following the payment of taxes, transaction costs and other customary closing-related payments, Revelyst expects to have cash and cash equivalents of approximately $40 million, which Vista Outdoor believes, in combination with Revelyst’s capital allocation strategy, contemplated divestitures and the availability of the ABL Facility, is sufficient to execute the Revelyst business plan. Vista Outdoor Stockholders and holders of Outdoor Products Equity Awards will own 92.5% and Merger Sub Parent will own 7.5%, in each case, of the fully diluted outstanding shares of Revelyst Common Stock as of the Closing. Merger Sub Parent has agreed that, subject to certain exceptions, it will not to offer, sell, assign or otherwise transfer any portion of the Revelyst Purchased Shares for a period of two years following the Closing.

Q: What are the reasons for the change in the consideration to be received by Vista Outdoor stockholders under the Fifth Merger Agreement Amendment (as defined below)?

A: Vista Outdoor determined that it would return an additional approximately $85 million of cash to its stockholders as a part of the Cash Consideration. Additionally, Merger Sub Parent and Vista Outdoor agreed that the $150,000,000 paid by Merger Sub Parent for the Revelyst Purchased Shares will also be passed along to Vista Outdoor stockholders as a part of the Cash Consideration. At the time of the Closing, after giving effect to the contribution from Vista Outdoor and following the payment of taxes, transaction costs and other customary closing-related payments, Revelyst expects to have cash and cash equivalents of approximately $40 million, which Vista Outdoor believes, in combination with Revelyst’s capital allocation strategy, contemplated divestitures and the availability of the ABL Facility, is sufficient to execute the Revelyst business plan.

The tax consequences to Vista Outdoor stockholders of the Transaction (including the Cash Consideration) will be the same as those previously described in the section entitled “Material U.S. Federal Income Tax Consequences” (beginning on page 129). If Revelyst had distributed the cash amounts as a special dividend following the Transaction, those amounts would have been treated as dividend income for U.S. federal income tax purposes and Revelyst stockholders would have been subject to different tax consequences with respect to the receipt of those amounts.

The tax consequences to Vista Outdoor stockholders of the Transaction may depend on a holder’s particular circumstances. Vista Outdoor stockholders should read the discussion in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 129 for a more detailed description of the U.S. federal income tax consequences of the Transaction and should consult their own tax advisors for a full understanding of the tax consequences to them of the Transaction.

Q: Do any of Vista Outdoor’s directors or executive officers have any interests in the Transaction that are different from, or in addition to, my interests as a Vista Outdoor stockholder?

A: In considering the Proposals to be voted on at the Special Meeting, you should be aware that Vista Outdoor’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, your interests as a Vista Outdoor stockholder. The members of the Vista Outdoor Board were aware of and considered these interests in reaching the determination to approve the Merger Proposal and to recommend that Vista Outdoor stockholders approve the Merger Proposal. These interests include:

●
the treatment of Vista Outdoor’s equity awards provided for under the Merger Agreement and the Employee Matters Agreement (as described in “Merger Agreement-Adjustments in Respect of Equity Awards; Treatment of Employee Stock Purchase Plan” beginning on page 138);

●	severance and other benefits payable in the case of certain qualifying terminations of employment under the terms of individual employment agreements or Vista Outdoor’s benefit plans;
●	the potential to receive an annual bonus for the post-Closing portion of the fiscal year in which the Closing occurs at the greater of threshold or actual performance levels;
●	the potential to receive cash-based retention awards under a program established for the benefit of certain Sporting Products Employees;
●	the potential to receive cash-based transaction incentive awards; and
●
continued indemnification and insurance coverage under the Merger Agreement, Vista Outdoor’s organizational documents and any indemnification agreements Vista Outdoor has entered into with its directors and executive officers.

These interests are described in more detail, and certain of them are quantified, in the section entitled “The Transaction-Interests of Vista Outdoor Directors and Executive Officers in the Transaction” beginning on page 115.

UPDATES TO “THE TRANSACTION”

The description of the Merger Agreement in the Proxy Statement/Prospectus, including the disclosure beginning on page 136 of the Proxy Statement/Prospectus, is hereby amended to describe the terms of the Fifth Merger Agreement Amendment. This summary may not contain all of the information about the Fifth Merger Agreement Amendment that is important to you. We urge you to read the full text of the Fifth Merger Agreement Amendment, together with the Merger Agreement, the First Merger Agreement Amendment, the Second Merger Agreement Amendment, the Third Merger Agreement Amendment and the Fourth Merger Agreement Amendment. The First Merger Agreement Amendment, Second Merger Agreement Amendment, Third Merger Agreement Amendment, Fourth Merger Agreement Amendment and Fifth Merger Agreement Amendment are each attached as exhibits to the Current Reports on Form 8-K filed by the Company on May 28, 2024, June 24, 2024, July 8, 2024, July 22, 2024, and September 13, 2024 respectively, and the Merger Agreement is attached as an exhibit to the Proxy Statement/Prospectus.

Fifth Merger Agreement Amendment

Cash Consideration and Revelyst Stock Purchase Agreement

The Fifth Merger Agreement Amendment:

(i)
provides for Revelyst to issue Vista Outdoor additional shares of Revelyst Common Stock in an amount equal to the Revelyst Purchased Shares prior to the sale of such shares from Vista Outdoor to Merger Sub Parent;

(ii)	provides that immediately prior to Closing, Merger Sub Parent will purchase from Vista Outdoor the Revelyst Purchased Shares for the Revelyst Purchased Shares Purchase Price;

(iii)
provides that following payment of the Revelyst Purchased Shares Purchase Price, Vista Outdoor will contribute such amount to Revelyst to be paid to Vista Outdoor stockholders as part of the Cash Consideration; and

(iv)	increases the Cash Consideration from $24.00 to $28.00 in cash per share of Vista Outdoor Common Stock.

UPDATES TO “BACKGROUND OF THE TRANSACTION”

Set forth below are further supplemental disclosures with respect to the “Background of the Transaction” section of the Proxy Statement/Prospectus to reflect relevant developments that have occurred since the filing of the supplement to the Proxy Statement/Prospectus dated July 24, 2024 (the “Prior Supplement”).

Supplemental Disclosures to the Proxy Statement/Prospectus in Connection with the Background of the Transaction

The Proxy Statement/Prospectus describes the background of the Transaction up to and including July 24, 2024. The Prior Supplement is hereby amended by inserting the following text below the first paragraph on page 6 of the Prior Supplement.

Between July 24 and July 30, 2024, representatives of Vista Outdoor, Morgan Stanley and Cravath held various meetings to discuss Vista Outdoor potentially reviewing strategic alternatives, including exploring alternatives for the Outdoor Products Business.

On July 26, 2024, a representative of MNC delivered a letter to Vista Outdoor reaffirming MNC’s revised indication of interest pursuant to which MNC expressed its interest in acquiring Vista Outdoor in an all-cash transaction for $42.00 per share of Vista Outdoor common stock (the “MNC Fourth Indication”) and noting, among other things, that if there was a reason or basis to increase its offer price MNC would do so. The MNC Fourth Indication contemplated, consistent with the prior MNC indications, that MNC would sell the Outdoor Products Business to a private equity partner (the “Private Equity Firm”) immediately following the closing of MNC’s acquisition of Vista Outdoor.

Also on July 26, 2024, representatives of MNC’s legal counsel delivered a letter to representatives of Cravath requesting that Vista Outdoor confirm it would terminate its engagement with Investor 1 in furtherance of any potential transaction.

Between July 24 and September 12, 2024, representatives of CSG and Vista Outdoor held discussions, including a management presentation on July 27, 2024, regarding the Outdoor Products Business and potential strategic transactions, including with respect to a potential minority equity investment in Outdoor Products and interest in specific segments of the Outdoor Products Business.

On July 29, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board discussed Vista Outdoor potentially reviewing strategic alternatives, including exploring alternatives for the Outdoor Products Business. Also at the meeting, following discussion regarding MNC’s statement that it would be willing to increase its offer price if there was a reason or basis to do so, the Vista Outdoor Board determined that (i) the MNC Fourth Indication would reasonably be expected to lead to a Company Superior Proposal (as defined in the merger agreement with CSG) and (ii) the failure to engage in discussions and negotiations with MNC with respect to the MNC Fourth Indication would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. The Vista Outdoor Board then discussed whether to authorize the adjournment of the Special Meeting scheduled for July 30, 2024 to enable Vista Outdoor to review strategic alternatives, including exploration of alternatives for Outdoor Products Business (including with CSG) and engagement with MNC with respect to the MNC Fourth Indication. Following discussion, the Vista Outdoor Board authorized the adjournment of the Special Meeting to September 13, 2024.

On the morning of July 30, 2024, before the opening of trading on NYSE, Vista Outdoor issued a press release announcing the adjournment of the Special Meeting from July 30, 2024 to September 13, 2024 and the strategic alternatives review, including exploration of alternatives for the Outdoor Products Business (including with CSG) and engagement with MNC.

On July 30, 2024, Mr. Vanderbrink contacted Mr. Gottfredson to notify Mr. Gottfredson that, while the Board did not consider the MNC Fourth Indication to constitute a Company Superior Proposal, the Board had determined the MNC Fourth Indication met the standard under the merger agreement with CSG permitting engagement with MNC, and had accordingly authorized management to engage with MNC in connection with the MNC Fourth Indication.

Between August 5, 2024 and September 17, 2024, representatives of Vista Outdoor and its advisors provided additional diligence materials to MNC, its proposed debt and equity financing sources and their respective representatives and advisors. Vista Outdoor held diligence calls with MNC, its proposed debt and equity financing sources and their respective representatives and advisors on August 8, August 9, August 14, August 15, August 20, August 26, August 29, September 5, September 9 and September 13, 2024. Between September 2022 and the date of this filing, Vista Outdoor provided MNC, its proposed debt and equity financing sources and their respective representatives and advisors access to approximately 5,800 documents, answered over 1,300 data requests and held more than 50 diligence meetings.

From late July to early September 2024, Morgan Stanley conducted a broad outreach to, and received unsolicited inbounds from, both financial sponsors and strategic parties that might be interested in an investment in or acquisition of the Outdoor Products Business (the “Outdoor Products Process”). Vista Outdoor negotiated and executed non-disclosure agreements with ten parties and, following execution of non-disclosure agreements (none of which contained standstill restrictions), granted such parties access to a virtual data room with information regarding the Outdoor Products Business. Representatives of Vista Outdoor held management presentations with six parties, including CSG, to discuss the Outdoor Products Business and potential strategic transactions, including with respect to a potential minority equity investment in Outdoor Products and interest in specific segments of the Outdoor Products Business.

During the same period, Vista Outdoor had preliminary discussions with two parties with respect to a minority equity investment in Outdoor Products and received one highly preliminary indication of interest for a minority equity investment in Outdoor Products on terms less favorable than the CSG Outdoor Products Investment (as defined below). As of the date of this filing, none of the parties who participated in the Outdoor Products Process, other than CSG, have submitted an actionable proposal with respect to the Outdoor Products Business, citing, among other things, the short time frame in which a transaction would have to be negotiated due to the outside date of October 15, 2024 in the merger agreement with CSG and concerns regarding the public nature of the engagement between Vista Outdoor and MNC.

On August 7, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board discussed the MNC Fourth Indication. Representatives of Morgan Stanley and representatives of Cravath noted that they were in the process of scheduling diligence calls with and responding to diligence requests from MNC and organizing reverse due diligence calls with MNC and its advisors with respect to the proposed debt and equity financing arrangements for the MNC Fourth Indication. Representatives of Morgan Stanley also provided the Vista Outdoor Board with an update on the status of the strategic alternatives review announced by Vista Outdoor on July 30, 2024, including the Outdoor Products Process.

Representatives of Vista Outdoor and its advisors held reverse diligence calls with MNC, its proposed debt and equity financing sources and their respective representatives and advisors in connection with MNC’s proposed debt and equity financing arrangements for the MNC Fourth Indication on August 14, August 20, August 29 and September 5, 2024.

On August 13, 2024, Mr. Callahan held a call with Mr. Gottfredson to discuss the MNC Fourth Indication. During that call, Mr. Gottfredson indicated that he was working with the proposed debt and equity financing sources for the MNC Fourth Indication to provide financing commitment documents. Mr. Gottfredson also indicated that MNC was prepared to make an improved offer.

On August 14, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, representatives of Morgan Stanley provided an update on the strategic alternatives review announced by Vista Outdoor on July 30, 2024, including the Outdoor Products Process.

On August 15, August 23 and August 30, 2024, Mr. Callahan and Mr. Gibbons held calls with Mr. Gottfredson to discuss the MNC Fourth Indication. During those calls, Mr. Callahan, Mr. Gibbons and Mr. Gottfredson discussed the status of MNC’s due diligence as well as the proposed debt and equity financing arrangements for the MNC Fourth Indication. Mr. Callahan also noted to Mr. Gottfredson that Vista Outdoor was expecting to receive an improved offer from MNC.

Between August 22 and September 16, 2024, representatives of Cravath and legal counsel for MNC and its debt and equity financing sources exchanged drafts of various transaction documents for the transactions contemplated by the MNC Fourth Indication, including a draft merger agreement, draft equity and debt commitment letters, draft limited guarantees and a draft letter of credit.

Throughout late August and early September 2024, representatives of Vista Outdoor, CSG and their respective advisors held various calls to discuss a potential minority equity investment in Outdoor Products by CSG. Between September 9, 2024 and September 12, 2024, Cravath and Clifford Chance exchanged drafts of documentation with respect to a potential minority equity investment in Outdoor Products by CSG.

On September 5, 2024, Mr. Callahan and Mr. McArthur held a call with Mr. Gottfredson during which Mr. Gottfredson noted that MNC planned to submit an improved offer by September 6, 2024.

On September 6, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board discussed the ongoing review of strategic alternatives, including engagement with MNC with respect to the MNC Fourth Indication and the Outdoor Products Process (including discussions with CSG) and related matters.

Late in the evening on September 6, 2024, MNC delivered a letter to the Vista Outdoor Board containing a proposal stated to expire on Monday, September 9, 2024 pursuant to which MNC proposed to acquire Vista Outdoor for $43.00 per share in cash (the “MNC September 6 Proposal”).

On September 7, 2024, Mr. Callahan and Mr. Gibbons held a call with Mr. Gottfredson. Mr. Callahan expressed disappointment to Mr. Gottfredson regarding the MNC September 6 Proposal, particularly the expiration of the MNC September 6 Proposal on September 9, 2024 and the fact that the MNC September 6 Proposal represented a decrease in enterprise value relative to the MNC Fourth Indication when considering Vista Outdoor’s cash generated and lower net debt.

Later on September 7, 2024, Mr. Jeffrey Gates called Mr. Nyman to inform Mr. Nyman that Gates Capital Management planned to participate as an equity financing source in the transaction contemplated by the MNC September 6 Proposal.

On September 9, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board discussed the MNC September 6 Proposal and whether to authorize the adjournment of the Special Meeting scheduled for September 13, 2024 in light of Vista Outdoor’s ongoing review of strategic alternatives, including engagement with MNC with respect to the MNC September 6 Proposal and the Outdoor Products Process (including discussions with CSG) and related matters. Following the discussion, the Vista Outdoor Board authorized the adjournment of the Special Meeting to September 27, 2024.

On the morning of September 10, 2024, before the opening of trading on NYSE, Vista Outdoor issued a press release announcing the adjournment of the meeting from September 13, 2024 to September 27, 2024.

Later on September 10, 2024, Mr. Callahan and Mr. Gibbons held a call with Mr. Gottfredson and a representative of the Private Equity Firm, during which call Mr. Callahan indicated that Vista Outdoor would continue to engage with MNC and its proposed debt and equity financing sources.

On September 11, 2024, CSG and Vista Outdoor reached an agreement in principle with respect to a minority investment by CSG in Outdoor Products, pursuant to which Merger Sub Parent would purchase 7.5% of the fully diluted outstanding shares of Outdoor Products Common Stock as of the Closing for an aggregate purchase price of $150,000,000 (such purchase, the “CSG Outdoor Products Investment”).

On September 12, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board considered and discussed the MNC September 6 Proposal. The Vista Outdoor Board also considered and discussed the CSG Outdoor Products Investment. The Vista Outdoor Board discussed delivering to Vista Outdoor’s stockholders (i) the $150,000,000 purchase price under the CSG Outdoor Products Investment with (ii) a portion of the cash on hand at Vista Outdoor, in each case, as part of the cash consideration in the Transaction by increasing the cash consideration in the Transaction to $28.00 per share of Vista Outdoor Common Stock. The Vista Outdoor Board then discussed the amendments to the merger agreement with CSG required to effect these changes (the “Fifth Merger Agreement Amendment”). Representatives of Cravath reviewed with the members of the Vista Outdoor Board their fiduciary duties and the obligations of Vista Outdoor under the merger agreement with CSG. The Vista Outdoor Board asked questions and further considered and discussed the Fifth Merger Agreement Amendment. Following such discussion, the Vista Outdoor Board adopted resolutions approving the documentation effecting the Fifth Merger Agreement Amendment. In addition, the Vista Outdoor Board directed management, Morgan Stanley and Cravath to continue to engage with MNC with respect to MNC September 6 Proposal to see if MNC could deliver a superior value for Vista Outdoor’s stockholders.

On the morning of September 13, 2024, before the opening of trading on NYSE, Vista Outdoor issued a Current Report on Form 8-K and press release announcing the Fifth Merger Agreement Amendment.

On September 13, 2024, Mr. Callahan and Mr. Gibbons held a call with Mr. Gottfredson and a representative of the Private Equity Firm, during which call Mr. Callahan requested that MNC deliver its best and final offer by 9:00 am Eastern Time on September 17, 2024.

On September 15, 2024, representatives of the Private Equity Firm reached out to representatives of Vista Outdoor and CSG to discuss a potential transaction involving the Private Equity Firm, Vista Outdoor and CSG pursuant to which the Private Equity Firm would acquire the Outdoor Products Business. The Private Equity Firm made a proposal to Vista Outdoor and CSG pursuant to which the Private Equity Firm would acquire the Outdoor Products Business for an imputed value of $1.06 billion (the “Private Equity Firm September 15 Proposal”).

On September 16, 2024, Mr. Nyman and a representative of CSG held a call with a representative of the Private Equity Firm and conveyed that, while Vista Outdoor and CSG were still reviewing the Private Equity Firm September 15 Proposal, the $1.06 billion imputed valuation ascribed to the Outdoor Products Business in such proposal was lower than the Private Equity Firm’s proposed equity commitment in the MNC September 6 Proposal. Mr. Nyman and the representative of CSG then asked the Private Equity Firm to revert to Vista Outdoor and CSG with an improved offer by no later than the morning of September 17, 2024.

On September 17, 2024, the Private Equity Firm provided a revised proposal to Vista Outdoor and CSG pursuant to which the Private Equity Firm would acquire the Outdoor Products Business for $1.10 billion (the “Private Equity Firm September 17 Proposal”).

Later on September 17, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board reviewed the MNC September 6 Proposal and the Private Equity Firm September 17 Proposal. At the meeting, representatives of Morgan Stanley and Moelis presented, solely for information purposes, their financial analyses of the MNC September 6 Proposal. Representatives of Cravath reviewed with the members of the Vista Outdoor Board their fiduciary duties and the obligations of Vista Outdoor under the merger agreement with CSG. The Vista Outdoor Board asked questions and further considered and discussed the MNC September 6 Proposal. Following discussion, the Vista Outdoor Board determined that the MNC September 6 Proposal would not be more favorable to Vista Outdoor stockholders from a financial point of view than, and would not reasonably be expected to be superior to, the Transaction and should therefore be rejected. The Vista Outdoor Board also further considered and discussed the Private Equity Firm September 17 Proposal and determined to further engage with the Private Equity Firm with respect to the potential acquisition of the Outdoor Products Business by the Private Equity Firm. The Vista Outdoor Board also reaffirmed its recommendation that Vista Outdoor stockholders adopt the merger agreement with CSG.

On the morning of September 18, 2024, before the opening of trading on NYSE, Vista Outdoor issued a press release announcing the Vista Outdoor Board’s determination to reject the MNC September 6 Proposal and reaffirming the Vista Outdoor Board’s recommendation that Vista Outdoor stockholders adopt the merger agreement with CSG.

UPDATES TO “RECOMMENDATION OF THE VISTA OUTDOOR BOARD; THE VISTA OUTDOOR BOARD’S REASONS FOR THE TRANSACTION”

Set forth below are further supplemental disclosures with respect to the “Recommendation of the Vista Outdoor Board; The Vista Outdoor Board’s Reasons for the Transaction” section of the Proxy Statement/Prospectus to reflect relevant developments that have occurred since the filing of the supplement to the Proxy Statement/Prospectus dated July 24, 2024

On September 12, 2024, after careful consideration and deliberation, the Vista Outdoor Board approved the Fifth Merger Agreement Amendment and determined that the Merger Agreement and the Transaction, in each case as amended by the First Merger Agreement Amendment, the Second Merger Agreement Amendment, the Third Merger Agreement Amendment, the Fourth Merger Agreement Amendment and the Fifth Merger Agreement Amendment, are advisable and fair to and in the best interests of the Company and the stockholders of the Company.

In evaluating the Fifth Merger Agreement Amendment, the Vista Outdoor Board consulted with and received the advice of financial and legal advisors, held discussions with members of the Vista Outdoor management team, considered the business, assets and liabilities, results of operations, tax implications, financial performance, strategic direction and prospects of Vista Outdoor (including the Outdoor Products Business and the Sporting Products Business) and carefully considered a number of factors that it believed supported its determination. These factors included the following:

●	that Merger Sub Parent agreed to purchase the shares of Revelyst Common Stock at an enterprise value for Revelyst of $2 billion;
●	that the $150,000,000 purchase price for the Revelyst Purchased Shares will be passed along to the Vista Outdoor stockholders as part of the Cash Consideration; and
●	that the Fifth Merger Agreement Amendment increases the Cash Consideration from $24.00 to $28.00 in cash per share of Vista Outdoor Common Stock.

CERTAIN SUPPLEMENTAL DISCLOSURES

Vista Outdoor has determined to supplement the Proxy Statement/Prospectus with the line-by-line supplemental disclosures set forth below, which should be read in conjunction with the other information in this Supplement and the Proxy Statement/Prospectus.

The first two full paragraphs under the section entitled “Interests of Vista Outdoor Directors and Executive Officers in the Transaction” spanning pages 21 to 22 of the Proxy Statement/Supplement are hereby amended and restated as follows:

Vista Outdoor’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, the interests of Vista Outdoor stockholders generally. The Vista Outdoor Board was aware of and considered these interests in reaching the determination to approve the execution, delivery and performance by Vista Outdoor of the Merger Agreement and to recommend that Vista Outdoor stockholders approve the Merger Proposal. These interests include:

●
the treatment of Vista Outdoor’s equity awards provided for under the Merger Agreement and the Employee Matters Agreement (as described in “Merger Agreement- Adjustments in Respect of Equity Awards; Treatment of Employee Stock Purchase Plan” beginning on page 138);

●	severance and other benefits payable in the case of certain qualifying terminations of employment under the terms of individual employment agreements or Vista Outdoor’s benefit plans;
●	the potential to receive an annual bonus for the post-Closing portion of the fiscal year in which the Closing occurs at the greater of threshold or actual performance levels;
●	the potential to receive cash-based retention awards under a program established for the benefit of certain Sporting Products Employees;
●	the potential to receive cash-based transaction incentive awards; and
●
continued indemnification and insurance coverage under the Merger Agreement, Vista Outdoor’s organizational documents and any indemnification agreements Vista Outdoor has entered into with its directors and executive officers.

These interests are described in more detail, and certain of them are quantified, in the section entitled “The Transaction-Interests of Vista Outdoor Directors and Executive Officers in the Transaction” beginning on page 115.

The third full paragraph under the section titled “Risk Factors – Risks Related to the Transaction” on page 39 of the Proxy Statement/Supplement is hereby amended and restated as follows:

Vista Outdoor’s directors and executive officers have interests in the Transaction that may be different from your interests as a stockholder of Vista Outdoor.

In considering the recommendation of the Vista Outdoor Board to approve the Merger, Vista Outdoor stockholders should be aware that directors and executive officers of Vista Outdoor have certain interests in the Transaction that may be different from or in addition to the interests of Vista Outdoor stockholders generally. These interests include the treatment of Vista Outdoor’s equity awards provided for under the Merger Agreement and the Employee Matters Agreement (as described in “Merger Agreement—Adjustments in Respect of Equity Awards; Treatment of Employee Stock Purchase Plan” beginning on page 138), severance and other benefits payable in the case of certain qualifying terminations of employment under the terms of individual employment agreements or Vista Outdoor’s benefit plans, the potential to receive an annual bonus for the post-Closing portion of the fiscal year in which the Closing occurs at the greater of threshold or actual performance levels, the potential to receive cash-based retention awards under a program established for the benefit of certain Sporting Products Employees and the potential to receive cash-based transaction incentive awards and continued indemnification and insurance coverage under the Merger Agreement, Vista Outdoor’s organizational documents and any indemnification agreements Vista Outdoor has entered into with its directors and executive officers. See the section entitled “The Transaction—Interests of Vista Outdoor Directors and Executive Officers in the Transaction” beginning on page 115 for a more detailed description of these interests. The Vista Outdoor Board was aware of these interests and considered them, among other things, in evaluating the Transaction and in recommending that the Vista Outdoor stockholders approve the Merger Proposal.

The section entitled “Retention Awards” is hereby amended by inserting the following text below the second full paragraph on page 118 of the Proxy Statement/Prospectus.

Transaction Incentive Awards

On August 7, 2024, in recognition of the contributions of certain executive officers of Vista Outdoor to the Transaction and to incentivize and retain such executive officers as Vista Outdoor explores alternatives for Revelyst and other strategic alternatives in order to maximize value for Vista Outdoor stockholders, the Vista Outdoor Board approved transaction incentive awards in the amount of $500,000 to each of Messrs. Keegan, Kowalski and Ehrich and Ms. Choi and $375,000 to Ms. Butler (the “Executive Officer Transaction Incentive Awards”).  The Executive Officer Transaction Incentive Awards are payable 25% upon the grant date, with the remainder payable on completion of a strategic alternative, subject to the executive officer’s continued employment through such date.  In addition, on September 6, 2024, in recognition of their significant contributions and extraordinary leadership of Vista Outdoor during Vista Outdoor’s exploration of alternatives for separating the Outdoor Products and Sporting Products segments of Vista Outdoor and other strategic alternatives, including to stockholder value creation, creation of standalone management teams, organizational continuity and collaboration and alignment with other key leaders across Vista Outdoor, the Vista Outdoor Board approved transaction incentive awards in the amount of $1,200,000 to each of Messrs. Vanderbrink and Nyman (the “CEO Transaction Incentive Awards” and, together with the Executive Officer Transaction Incentive Awards, the “Transaction Incentive Awards”).  The CEO Transaction Incentive Awards are payable upon completion of a strategic alternative, subject to the executive officer’s continued employment through such date.  If the applicable executive officer is terminated without cause prior to the final payment date, any unpaid amount of a Transaction Incentive Award will become payable within 30 days following such termination.

The section entitled “Director Compensation” is hereby amended by inserting the following text below the third full paragraph on page 118 of the Proxy Statement/Prospectus.

In addition, in recognition of their expected ongoing significant contributions and the exceptional commitment of time and effort in fiscal year 2025 spent on the Transaction and Vista Outdoor’s exploration of alternatives for Revelyst and other strategic alternatives, on September 6, 2024, the Vista Outdoor Board authorized a one-time cash payment to each of its non-employee directors equal to: $75,000 for the chair of the transaction committee of the Board (the “Transaction Committee”); $60,000 to each other Transaction Committee member; and $40,000 for each other non-employee director of the Board that is not a Transaction Committee member.

The table under the section entitled “Potential Payments to Named Executive Officers” on page 121 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Other ($)(5)	Total ($)
Jason R. Vanderbrink	$5,700,000	$4,145,384	$39,000	$1,200,000	$11,084,384
Andrew J. Keegan (6)	-	$249,930	-	$375,000	$624,930
Mark R. Kowalski	$1,116,938	$342,816	$39,000	$547,500	$2,046,254
Gary L. McArthur (6), (7)	-	-	-	-	-

Footnote (5) to the table under the section entitled “Potential Payments to Named Executive Officers” on page 121 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

(5)
The amounts shown in this column represent the value of (i) the second installment of cash-based retention awards granted under the key talent retention program (as described more fully in the section entitled “-Interests of Vista Outdoor Directors and Officers in the Transaction-Retention Awards” beginning on page 118) and (ii) the portion of the Transaction Incentive Awards that is payable upon the completion of a strategic transaction, which is 100% of such award for Mr. Vanderbrink and 75% of such award for each of Messrs. Keegan and Kowalski (as described more fully in the section entitled “-Interests of Vista Outdoor Directors and Officers in the Transaction-Transaction Incentive Awards” beginning on page 118).  The cash-based retention awards are payable on the earlier of the recipient’s termination without cause or the 18-month anniversary of the date of the execution of the Merger Agreement and as such are neither “single trigger” nor “double trigger”, but have been included for completeness.  The portion of the Transaction Incentive Awards that is payable upon the completion of a strategic transaction are “single-trigger”, as such amounts are payable upon the completion of a strategic alternative and are not conditioned upon a termination of employment or resignation.

The second to last full paragraph in the section entitled “The Transaction-Opinion of Moelis & Company LLC- Miscellaneous” on page 112 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

Moelis acted as financial advisor to the Vista Outdoor Independent Directors in connection with the Transaction and became entitled to a fee upon delivery of its report prepared in connection with the Transaction of $3.5 million. Moelis also became entitled to a fee upon delivery of its opinion of $1.0 million. As of May 6, 2024, Vista Outdoor and Moelis entered into an updated engagement letter to reflect the additional work Moelis had performed and expects to perform in connection with the Transaction. The updated engagement letter provides that (i) upon delivery of a further report prepared in connection with the Transaction, Moelis will become entitled to a report fee equal to $2.5 million and (ii) in the event that the Vista Outdoor Independent Directors request a further opinion from Moelis, Moelis will become entitled to a fee upon delivery of such opinion of $1 million. On May 23, 2024, Moelis delivered a further report prepared in connection with the Transaction and became entitled to a report fee equal to $2.5 million and on July 7, 2024, Moelis delivered a further opinion and became entitled to an opinion fee equal to $1 million, which opinion is described in the section entitled -”Inadequacy Opinion of Moelis & Company LLC” beginning on page 19 of the prior supplement to the Proxy Statement/Prospectus dated July 7, 2024. As of September 17, 2024, Vista Outdoor and Moelis entered into a further updated engagement letter to reflect the additional work Moelis had performed and expects to perform in connection with the Transaction. The updated engagement letter provides that (i) as compensation for Moelis’s continued services in connection with, among other things, the Transaction, Moelis is entitled to a report fee equal to $1.5 million payable promptly upon execution of the further updated engagement letter and (ii) in the event that the Vista Outdoor Independent Directors request a further opinion from Moelis, Moelis will become entitled to a fee upon delivery of such opinion of $1 million. No additional fee is payable to Moelis in connection with the Transaction, whether upon consummation of the Transaction or otherwise. Furthermore, Vista Outdoor has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. The Vista Outdoor Independent Directors selected Moelis as a financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions and familiarity with Vista Outdoor. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; risks related to the review of strategic alternatives announced on July 30, 2024 (“Review”), including (i) the terms, structure, benefits and costs of any transaction that may result from the Review, (ii) the timing of any such transaction that may result from the Review and whether any such transaction will be consummated at all, (iii) the effect of the announcement of the Review on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (iv) risks related to the Review diverting management’s attention from our ongoing business operations, (v) the costs or expenses resulting from the Review, (vi) any litigation relating to the Review and (vii) the Review may not achieve some or all of any anticipated benefits of the Review; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; our association with the firearms industry; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, Merger Sub Parent, Merger Sub and CSG and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.